28th Floor
Nine Queen’s Road Central
TELEPHONE: 852-2826-8688	Hong Kong
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

WITH AFFILIATED OFFICES IN
BEIJING • TOKYO
PARTNERS	MELBOURNE • SYDNEY
WILLIAM Y. CHUA	FRANKFURT • LONDON • PARIS
MICHAEL G. DESOMBRE	LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
KAY IAN NG
CHUN WEI
GWEN WONG

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

November 19, 2013

Mr. John Reynolds,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C., 20549,
U.S.A.

Re:                         Feishang Anthracite Resources Limited
Confidential Submission of
Revised Draft Registration Statement on Form 20-F

Dear Mr. Reynolds:

On behalf of Feishang Anthracite Resources Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 11, 2013, relating to the Company’s draft registration statement on Form 20-F (the “Registration Statement”) submitted on August 15, 2013. On behalf of the Company, we wish to thank you and the other members of the Staff for the helpful comments.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company has responded to each of the Staff’s comments by revising the Registration Statement in light of the comment, providing an explanation if the Company has not yet fully responded to the comment or providing supplemental information as requested.

The Company respectfully advises the Staff that it has included in the revised draft of the Registration Statement (i) the consolidated financial statements as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 and (ii) the revised listing document (the “Hong Kong Listing Document”) submitted to the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on November 15, 2013, which reflects revisions made in response to the comments received from the Hong Kong Stock Exchange as well as the Staff.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. The page number references in the Company’s responses relate to the revised draft of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the information statement (the “Information Statement”) that forms a part of the revised draft of the Registration Statement.

Form 20-F

General

1.                                      We note your website is www.fsanthracite.com. However, we are unable to locate any such website. Please advise.

The Company respectfully advises the Staff that the website is currently under construction and will become available at the time of the public filing of the Registration Statement.

2.                                      Please note that if your registration statement is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements covering at least the first six months of the most recent fiscal year. Please refer to Item 8.A.5 of Form 20-F for further detail on this requirement.

The Staff’s comment is noted. The Company has included its consolidated financial statements as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 in the revised draft of the Registration Statement.

3.                                      We note that certain disclosures are incomplete, such as capitalization on page IS-17, paying agent names on page 4 and Appendices I and II. Please note that we will need sufficient time to review this disclosure once it has been provided.

The Company respectfully acknowledges the Staff’s comment. The Company will include the complete disclosures once the relevant information becomes available.

Exhibit 15.1

Enforceability of Civil Liabilities, page IS-2

4.                                      Please consider disclosing whether any treaties or reciprocity exists between the United States and the British Virgin Islands.

Based on the opinion of its British Virgin Islands counsel, Maples and Calder, the Company respectfully advises the Staff that there are no treaties between the United States and the British Virgin Islands providing for the reciprocal enforcement of civil judgments. The Company has revised the disclosure on page IS-3 of the Information Statement in response to the Staff’s comment.

Summary, page IS-5

5.                                      We note your disclosure regarding the suspension of production at your Gouchang Coal Mine. Please provide us with additional information regarding this suspension including the requirements to resume production, the status of current consolidation negotiations, and the estimated costs of these activities.

The Company has revised the disclosure on page IS-6 of the Information Statement and pages 104, 181 and 182 of the Hong Kong Listing Document included in the Information Statement in response to the Staff’s comment.

6.                                      We note that on pages IS-7 and 105 you disclose the measure “total cash operating costs” for 2012 for your mines in commercial production. If you choose to continue to present this non-IFRS measure, Item 10(e) of Regulation S-K requires you to reconcile the non- IFRS measure to the most directly comparable financial measure calculated in accordance with IFRS. Your discussion should, at a minimum include a statement that discloses:

•            Whether management uses this non-IFRS financial measure as a measure of performance or liquidity;

•            Why management believes the non-IFRS measure provides useful information to investors regarding financial condition and results of operations;

•            And the purpose(s) for which the Company’s management uses the non-IFRS measure to conduct or evaluate the business.

Further, if you continue to present this non-IFRS measure please provide this measure with a reconciliation to IFRS for each of the periods presented for the purpose of comparability.

The Company respectfully advises the Staff that cash operating cost is being disclosed in the Hong Kong Listing Document pursuant to Chapter 18.03(3) of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”). In addition, the Company believes cash operating cost is a relevant and useful measure to its investors, as cash operating cost is used by the management as a gauge of the production costs and for purposes of internal reporting and planning in connection with the liquidity and cash requirements. The Company has revised the disclosure on pages 5 and 6 of the Hong Kong Listing Document in response to the Staff’s comment.

Selected Historical Financial Information, page IS-11

7.                                      We note that you have presented only three years of selected financial data under this heading. Please provide five years of selected financial data to comply with Item 3.A.1 of Form 20-F or tell us why the earliest two years have been omitted. Please note that in some cases, you may have to provide selected financial data for a predecessor. See the definition of predecessor in Exchange Act Rule 12b-2 and Securities Act Rule 405.

The Company respectfully advises the Staff that the selected financial data for the earliest two years of the five most recent years was omitted because such information cannot be provided without unreasonable effort or expense primarily due to the following reasons:

(i) Feishang, being a privately held company incorporated under the laws of the British Virgin Islands, generally is not required to prepare consolidated financial information, and did not prepare any financial information for the years ended December 31, 2008 and 2009 for itself or for Guizhou Yongfu and Guizhou Dayun, respectively.

(ii) CHNR, with common shares listed on the NASDAQ Capital Market, is subject to ongoing SEC reporting requirements, including those relating to the preparation of consolidated financial information. However, CHNR did not acquire Guizhou Yongfu until January 2009 and Guizhou Dayun until July 2009, and as a result, only prepared financial information for these two companies for the period between the respective acquisition dates and December 31, 2009, and did not prepare full year financial information for Guizhou Yongfu and Guizhou Dayun in 2009 or any financial information for these two companies in 2008.

(iii) As complete historical financial information for Guizhou Yongfu and Guizhou Dayun for the years ended December 31, 2008 and 2009 were never prepared, the Company respectfully submits that, it would be difficult to reconstruct such historical financial information at this point in time, and further submits that any attempt to reconstruct such historical financial information would entail unreasonable effort and expense.

Furthermore, the Company respectfully advises the Staff that it is not required to provide the selected financial data for Guizhou Puxin, as Guizhou Puxin is not its predecessor mainly due to the following reasons:

(i) Guizhou Puxin and its subsidiaries did not constitute the main thrust of the Company’s operations in March 2010 when the Company acquired Guizhou Puxin because the Company also owned other coal mines, including Yongsheng Coal Mine and Dayun Coal Mine; and

(ii) The management of the Company considered the amount of contribution to the Company’s total assets as an appropriate standard for determining whether there is a predecessor because coal mining industry is highly capital intensive where significant expenditures are incurred for property, plant and equipment. In terms of contribution to total assets, the Company does not consider Guizhou Puxin as its predecessor primarily due to the following reasons:

(a) The proven and probable reserve of Yongsheng Coal Mine and Dayun Coal Mine were approximately 2.5 times those of the five coal mines held by Guizhou Puxin as of July 31, 2013.

(b) Since the total assets of the Company at the time when the Company acquired Guizhou Puxin on March 18, 2010 is not available, the total assets of Guizhou Puxin and the Company as of December 31, 2009, which are the most current information regarding the Company’s total assets available prior to the acquisition date, were used by the management of the Company to assess whether Guizhou Puxin is the Company’s predecessor.  As of December 31, 2009, the total assets of Guizhou Puxin were RMB1,329.3 million while the total assets of the Company were RMB316.5 million, and such total assets of Guizhou Puxin would have accounted for approximately 19% of the total assets of both the Company and Guizhou Puxin as of the same date. If the effects of the one-time fair value adjustment as a result of the acquisition of five coal mine subsidiaries by Guizhou Puxin in 2009 were excluded, the total assets of Guizhou Puxin as of December 31, 2009 would be RMB370.2 million and such total assets of the Company would have accounted for approximately 46% of the total assets of both the Company and Guizhou Puxin as of the same date.

(c) When the Company acquired Guizhou Puxin, all coal mines held by Guizhou Puxin were still under construction except for Baiping Coal Mine.

In addition, Gouchang Coal Mine, Zhulinzhai Coal Mine and Liujiaba Coal Mine did not enter into commercial production until April 2011, April 2012 and December 2012, respectively, while Dayuan Coal Mine has not entered into commercial production.

In light of the Company’s operation and the amount of Guizhou Puxin’s contribution to the Company’s total assets prior to and subsequent to the Company’s acquisition of Guizhou Puxin, the Company also determined that there is no meaningful value to include the past operating performance of Guizhou Puxin prior to the Company’s acquisition in March 2010.

Financial Statements

Consolidated Statements of Financial Position, page F-5

8.                                      Please tell us the basis for presenting classified assets in non-current to current order and liabilities in reverse liquidity order and how this presentation complies with paragraph 60 of IAS 1.

The Company respectfully advises the Staff that the presentation of classified assets in non-current to current order and liabilities in reverse liquidity order in the consolidated statements of financial position is permissible under paragraph 60 of IAS 1 because such paragraph does not prescribe any specific order or format for the presentation of current and non-current assets or liabilities. The Company also does not consider assets or liabilities presented in order of liquidity as reliable or more relevant pursuant to paragraph 60 of IAS 1. In addition, the Company adopted the current presentation in order to present net current assets (liabilities) and total assets less current liabilities in the consolidated statements of financial position in accordance with Paragraphs 4(2)(d) and 4(2)(e) of Appendix 16 of the Hong Kong Listing Rules.

9.                                      Please remove the line items labeled “net current liabilities” and “total assets less current liabilities” from the face of the statement of financial position or tell us why you believe the presentation of these subtotals are relevant to understand the company’s financial position.

The Company respectfully advises the Staff that the presentation of the line items of “net current liabilities” and “total assets less current liabilities” in the consolidated statements of financial position is to comply with the requirements under Paragraphs 4(2)(d) and 4(2)(e) of Appendix 16 of the Hong Kong Listing Rules and, as a result, the Company considered it appropriate to have the same presentation in the financial statements included in the draft Registration Statement.

1.2 Significant Events, page F-11

10.                               We note your disclosures regarding your acquisition of Guizhou Puxin Energy Co., Ltd and the reorganization of Guizhou Yongfu Mining Co. Limited, Hainan Yangpu Dashi Industrial Co., Limited and Guizhou Dayun Mining Co., Ltd. at pages F-11 and F-12. We understand that as part of the reorganizations you made cash payments to Feishang Group Limited of RMB10 million in 2010 and payments to China Natural Resources, Inc. of RMB70.0 million in 2010 and RMB1.02 million in 2011. Please tell us where these payments are reported in your statements of cash flows.

The Company respectfully advises the Staff that the cash payments to Feishang Group Limited of RMB10 million in 2010 as well as the payments to China Natural Resources, Inc. of RMB70.0 million in 2010 and RMB1.02 million in 2011 are reported under “repayments to related companies” under financing activities in the consolidated statements of cash flows on page F-9.

3. Operating Segment Information, page F-33

11.                               We note your disclosures indicating that you have only one reportable segment. Please tell us how many operating segments you identified in accordance with paragraphs 5 through 10 of IFRS 8. Explain how you were able to aggregate these operating segments when you applied the aggregation criteria in paragraph 12 and overcome the quantitative thresholds of paragraph 13 of IFRS 8. In your response please specifically address each of your 7 mines and include your consideration of the criteria of economic dissimilarities and classes of customer. Specifically we note:

•            On pages 35 and III-29 you disclose that chemical coal and PCI coal commands a higher average selling price and profit margins than thermal coal and you intend to significantly increase your sales in these products;

•            On page 62 you disclose that PCI coal is used by the steel industry, thermal coal by the power and building industries and chemical coal is used by the chemical industry.

The Company respectfully advises the Staff that it identified each of the Company’s seven coal mines as an individual operating segment in accordance with paragraphs 5 through 10 of IFRS 8. As of June 30, 2013, the Company assessed and determined that the seven operating segments were aggregated into one single reporting segment because all criteria in paragraph 12 of IFRS 8 were met and no further assessment on quantitative thresholds is required pursuant to the implementation guidance 7 of IFRS 8 on the following reasons:

(i) All of the Company’s coal mines are engaged in the exploration and mining of anthracite coal;

(ii) The exploration and mining process in each coal mine are the same or similar;

(iii) A significant portion of the coal produced at all of the Company’s coal mines is thermal coal. The Company has produced only a small amount of chemical coal and has not produced any PCI coal. In particular, in each of 2011 and 2012 the Company only derived approximately 5% of its total revenue from the sales of chemical coal the Company produced. In addition, all thermal coal produced by the Company is primarily sold to power plants;

(iv) Coal produced at all of the Company’s coal mines is distributed similarly; and

(v) All of the Company’s coal mines are located in Guizhou Province and subject to the same regulatory environment.

The Company respectfully notes that it will re-assess the potential impact on its determination of segment reporting if there is any significant change in product mix or customer mix for any of its coal mines in the future.

12. Income Tax and Deferred Income Tax, page F-38

12.                               We note in 2012 you recorded RMB 15.3 million of deferred tax benefits generated from prior year tax losses. On page F-40 you disclose that you believe it is probable you will earn sufficient taxable profits to utilize these assets before their expiration. Please tell us the criteria you used to assess the probability you will have sufficient taxable profits to realize the unused tax losses. In doing so, describe the convincing evidence that existed to overcome the fact you recorded increasing operating losses of RMB 22.9 million and 36.6 million in 2011 and 2012, respectively. Please provide us with proposed disclosure of the nature of the evidence that supports your position. See IAS 12.35.

The Company respectfully advises the Staff that the Company believes it has sufficient taxable amounts and it is probable for the Company to earn sufficient taxable profits to utilize the recognized deferred tax benefits for the following reasons:

(i) The Company has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which unused tax losses or unused tax credits can be utilized before they become expired. In particular, as of June 30, 2013 the Company had taxable temporary differences of RMB931.6 million arising from the fair value adjustments of property, plant and equipment in connection with the purchase price allocation for the acquisition of Guizhou Puxin in March 2010.

(ii) It is probable that the Company will have sufficient taxable profits before unused tax losses or unused tax credits become expire based on the Company’s forecast of taxable profits because the coal mines which had tax losses, including Zhulinzhai Coal Mine, Liujiaba Coal Mine, Dayuan Coal Mine and Yongsheng Coal Mine, have entered into or are expected to enter into commercial production in April 2012, December 2012, November 2013 and March 2014, respectively.

The Company has also revised the disclosure in Note 12 to the consolidated financial statements on page F-35 in response to the Staff’s comment.

28. Share-Based Compensation, F-50

13.                               Please tell us why you have labeled RMB 17.0 million increase to capital as a deemed contribution from the owner rather than stock compensation expense. Based on your current disclosure, it appears to be compensation for an officer’s services.

The Company respectfully advises the Staff that RMB 17.0 million was recognized as an equity-settled share option expense in the Company’s consolidated income statements in 2010 with a corresponding credit to deemed contribution from the owner of the Company as reserves in the consolidated statements of financial position as of December 31, 2010. The equity-settled share option expense is further elaborated and disclosed in Note 28 to the consolidated financial statements on page F-49.

14.                               We note that the exhibit index indicates that the company has a share option scheme and that the form related to this scheme will be provided at Exhibit 4.4 in a subsequent amendment to your filing. Please tell us why you have not provided any disclosures about the nature and extent of existing share based payment arrangements in accordance with IFRS 2. If there is an existing share option scheme please revise to include the disclosures in your amended filing.

The Company respectfully advises the Staff that it has not approved any share option scheme and, as a result, there are no disclosures in that regard in the Company’s consolidated financial statements. The Company will make relevant disclosures in accordance with IFRS 2 after a share option scheme is approved and becomes effective.

30. Business Combinations, page F-53

15.                               You disclose here that RMB 9.9 million was paid during the year ended December 31, 2010 for the acquisition of Guizhou Puxin. Please tell us where this payment is presented in your statements of cash flows.

The Company respectfully advises the Staff that the payment of RMB 9.9 million was presented under the line item “net cash paid for acquisition of subsidiaries” under investing activities in the consolidated statements of cash flows in 2010 on page F-8. Set forth below is a table summarizing the breakdown of “net cash paid for acquisition of subsidiaries”.

Year ended
December 31, 2010
RMB in thousands

Cash paid for the acquisition of Guizhou Puxin (note 30)	(9,900)
Cash and cash equivalents acquired for the acquisition of Guizhou Puxin (note 30)	12,458

2,558

34. Transfers of Financial Assets, page F-57

16.                               We note your disclosure indicating that the holders of the derecognized bills have a right of recourse against you if the bank defaults on their responsibilities. Please tell us how you have satisfied the requirements of IAS 39.39 to derecognize the full value of the bills and the associated trade payables of RMB22.5 million.

The Company respectfully advises the Staff that the derecognised bills disclosed in Note 34 to the consolidated financial statements were issued by credible commercial banks in the PRC, which were received by the Company in the normal course of business as financial assets. As the derecognised bills were issued by credible commercial banks in the PRC, the directors of the Company assessed and determined the risk of default by the commercial banks as remote. The Company has transferred and did not retain substantially all risks or rewards of the ownership of the Derecognised Bills upon its endorsement of the derecognised bills. Therefore, the Company has met the requirements to derecognize the financial assets in accordance with IAS 39.15 through 20.

Item 1. Identity of Directors, Senior Management and Advisers

17.                               It appears that the list of management includes only directors. Please provide the information called for by Item 1.A. of Form 20-F for your senior management or advise. Please also clarify whether your named auditor has been your auditor for the preceding three years. If this is not the case, please provide the information called for by Item 1.C. of Form 20-F.

The Company respectfully advises the Staff that the information relating to the Company’s senior management is included in the Hong Kong Listing Document beginning on page 201. The Company has also revised the related cross reference under Item 1 on page 1 of the revised draft of the Registration Statement in response to the Staff’s comment.

The Company confirms that the named auditor, Ernst & Young, has been the Company’s auditor for the preceding three fiscal years.

Item 4. Information on the Company

Regulation, page 69

18.                               Include discussion of the Catalogue for the Guidance of Foreign Investment Industries and make clear the category that includes your business. If your business is in a category that is restricted or prohibited, please make clear how the corporate structure you describe in this filing is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies. Consider including an associated risk factor as necessary.

The Company has revised the disclosure on page 75 of the Hong Kong Listing Document in response to the Staff’s comment.

History and Development, page 79

19.                               Please supplementally provide us with legible corporate structure tables indicating the corporate structure before and after the spin off as noted on pages 80 and 82.

Set forth in Annex A attached hereto are the Company’s corporate structure charts. The Company has also made the corporate structure tables on pages 84 and 86 of the Hong Kong Listing Document legible in response to the Staff’s comment.

Business, page 87

20.                               Please provide the disclosure required by Items 4.A.5 and 4.A.6 of Form 20-F.

The Company respectfully advises the Staff that the description relating to the Company’s principal capital expenditure required by Items 4.A.5 and 4.A.6 of Form 20-F is already disclosed in the Registration Statement, including that on pages IS-8 and 9 of the Information Statement and on pages 6 and 165 of the Hong Kong Listing Document. The Company has also revised the disclosure to include the information relating to the capital expenditure in the six months ended June 30, 2013 on pages IS-8 and 9 of the Information Statement and on pages 6 and 165 of the Hong Kong Listing Document and will update the disclosure to the date of the Registration Statement in due course.

The Company has also revised the related cross reference under Item 4 on page 1 of the revised draft of the Registration Statement in response to the Staff’s comment.

Our Strengths, page 88

21.                               We note that you are “[w]ell-positioned to capitalize on industry consolidation opportunities in Guizhou.” See page 89. We also note that the operations at one of your four operational mines were suspended because of the industry consolidation measures. Please revise to address in greater detail why the operations at the Gouchang Coal Mine were suspended and also address whether the suspension may affect your ability to become one of the mining companies to act as a consolidator in connection with the Guizhou’s coal industry consolidation process.

The Company has revised the disclosure on pages 104, 181 and 182 of the Hong Kong Listing Document in response to the Staff’s comment.

Coal Trading, page 107

22.                               We note that you have generated revenue by “selling coal that [you] purchased from third party suppliers.” Please revise to expand on why coal trading comprised such a difference in total revenue from 31.5% in 2011 to .8% in 2012.

The Company has revised the disclosure on page 115 of the Hong Kong Listing Document in response to the Staff’s comment.

Properties, page 110

23.                               Revise to disclose all information required by Item 4.D. of Form 20-F under this heading. Include in your discussion factors such as the productive capacity of each property and how such assets are held. With respect to the properties you expect to construct, such as Dayuan Coal Mine, Dayun Coal Mine, Yongsheng Coal Mine, your beneficiation plant and your shipping port, include information called for by this Item requirements such as estimated construction start and completion dates, expenditures paid to date and anticipated financing sources for each project. In this regard, we note information disclosed about your properties throughout the documents, such as in Appendix V.

The Company respectfully advises the Staff that the information required under Item 4.D. of Form 20-F is already disclosed in the Registration Statement including under the caption “Business” beginning on page 91 and the caption “Financial Information” beginning on page 137 of the Hong Kong Listing Document. In particular, the productive capacity of each property and how such asset is held is already disclosed under the caption “Business — Our Anthracite Coal Mines” beginning on page 99 of the Hong Kong Listing Document. In addition, the estimated construction start and completion date for Dayun Coal Mine is already disclosed under the caption “Business — Our Anthracite Coal Mines — Mines under Construction” beginning on page 104, and the anticipated financing sources for each construction project is already disclosed under the caption “Financial Information — Liquidity and Capital Resources — Capital Expenditure” beginning on page 165 of the Hong Kong Listing Document, respectively.

The Company has also revised the disclosure on pages 95, 104, 105, 112 and 113 of the Hong Kong Listing Document in response to the Staff’s comment.

Liquidity and Capital Resources, page 141

24.                               Revise your discussion of capital expenditures on page 142 to include capital expenditures from December 31, 2012 to the date of the listing document. See Item 4.A.5. of Form 20-F.

The Company has revised the disclosure on pages IS-8 and 9 of the Information Statement and on pages 5 and 165 of the Hong Kong Listing Document in response to the Staff’s comment and will update such disclosure to the date of the Registration Statement in due course.

Item 5. Operating and Financial Review and Prospects

25.                               Please revise the disclosure to include a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D. of Form 20-F. In this regard, we note a general discussion on supply and demand on page 122.

The Company respectfully advises the Staff that the information required under Item 5.D. of Form 20-F is already disclosed in the Registration Statement under the caption “Financial Information” beginning on page 137 of the Hong Kong Listing Document, including, in particular, under the sub-captions “— Factors Affecting Financial Condition and Results of Operations” and “— Description of Key Components of Our Results of Operations”.

Item 6. Directors, Senior Management and Employees

26.                               We are unable to locate any discussion relating to director terms in accordance with Item 6.C.1. of Form 20-F. We do note, however, the brief mention in Appendix V, page V-15, that directors have up to three year terms. Please revise or advise.

The Company has revised the disclosure on page 201 of the Hong Kong Listing Document in response to the Staff’s comment.

Directors and Senior Management, page 168

27.                               We note your statement on page 168 that you “have entered” into service contracts with all of your executive directors and independent non-executive directors but are unable to locate any discussion relating to the service contracts. Please revise to provide the disclosure required by Item 6.C.2. of Form 20-F.

The Company respectfully advises the Staff that the Company has not yet entered into service contracts with any directors. After the Company enters into service contracts with its directors, the Company will add disclosure relating to directors’ service contracts in the Registration Statement in a subsequent amendment. The Company expects to enter into the service contracts with its directors prior to the public filing of the Registration Statement.

Item 7. Major Shareholders and Related Party Transactions

28.                               We note your various discussions and tables illustrating your related party transactions throughout your Listing Document. Consider revising to provide all required Item 7 information in one location. In addition, please add a column to your table on pages 159 to 160 to provide for the interest rate, if any, and the largest amount outstanding during the period covered on the specified loans. Also, please revise to specifically address each related party transaction and provide the information called for by Item 7.B. of Form 20- F for the preceding three financial years through the date of the information currently provided. We note, non-exclusively, your tables set forth in Note 24 to the financial statements which provide general loan balance and interest rate range information.

The Company has revised the disclosure on pages 188, 189, 190, 192, 193, 194 and 195 of the Hong Kong Listing Document in response to the Staff’s comment.

29.                               Please disclose the portion of each class of securities held in the host country and the number of record holders in the host country assuming the spin-off has occurred.

The Company has revised the disclosure on page 221 of the Hong Kong Listing Document in response to the Staff’s comment.

Item 19. Exhibits

30.                               We note that you will be filing several exhibits by amendment. Please advise as to when you expect to file them.

The Company respectfully advises the Staff that the Company plans to file Exhibits 1.2, 4.2, 4.3 and 4.4 as soon as practicable after they have been finalized in an amendment to the Registration Statement.

Appendix III

Independent Technical Review of Seven Coal Mines page III-1

31.                               We note your disclosure of mineralized estimates using terms other than proven or probable reserves. For instance you disclose 331, 332, and 333 resource categories and measured, indicated, and inferred resources in the technical report that is attached to your listing statement. Please tell us the basis for including these estimates in your disclosure.

The Company respectfully notes that coal resources are permitted to be disclosed in the Registration Statement if the disclosure is required by foreign law pursuant to Instruction 3 to Paragraph (b)(5) of SEC Industry Guide 7. In particular, Chapter 18.19 and 18.29 of the Hong Kong Listing Rules require coal resources to be (i) disclosed under the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2004 edition), as amended (the “JORC Code”) and (ii) substantiated in a report

(the “Competent Person Report”) prepared by an coal expert (the “Competent Person”) as defined in Chapter 18.21 and 18.22 of the Hong Kong Listing Rules. As a result, in order to comply with such requirements, coal resources are disclosed in the Competent Person’s Report under the JORC Code. Coal resources under the 1999 Chinese Resource Classification, including 331, 332 and 333, are disclosed in the Competent Person’s Report because the Competent Person has based his estimation of coal reserves in the Competent Person Report in part upon the Company’s coal resources under the 1999 Chinese Resource Classification.

*    *    *

Please direct any questions you may have to the undersigned (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) or Henry Li (tel: 011-852-2826-8677; e-mail: lih@sullcrom.com). Any correspondence or documents may also be faxed to our attention at 1-212-558-3588.

Questions pertaining to accounting and auditing matters may be directed to Bennett Wai (tel: 011-86-10-5815-3376; e-mail: bennett.wai@cn.ey.com) of Ernst & Young, the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ William Y. Chua
William Y. Chua

(Enclosures)

cc:                                Mr. Bonaventure M.W. Yue

Chief Financial Officer

(Feishang Anthracite Resources Limited)

Mr. Bennett Wai
(Ernst & Young)

Henry Li, Esq.
(Sullivan & Cromwell)

Annex A

Set forth below is the Company’s corporate structure immediately prior to the completion of the Spin-off:

LI Feilie
100%
1.2%
Laitan Investment (BVI)
100%
Feishang (BVI)
58.13%
TAM Cheuk Ho
1.13%
WONG Wah On Edward
1.61%
Other public shareholders
37.93%
CHNR (BVI)
100%
Metal mining operations(7)
100%
Our Company (BVI)
100%
Smartact (Hong Kong)
100%
Guizhou Fuyuantong (PRC)
100%
Guizhou Puxin (PRC)
99%(1)
Linjiaao Coal (PRC)
Zhulinzhai Coal Mine
99%(2)
Gouchang Coal (PRC)
Gouchang Coal Mine
99%(3)
Xinsong Coal (PRC)
Liujiaba Coal Mine
99%(4)
Dayuan Coal (PRC)
Dayuan Coal Mine
70%(5)
Baiping Mining (PRC)
Baiping Coal Mine
70%(6)
Guizhou Yongfu (PRC)
Yongsheng Coal Mine
100%
Yangpu Dashi (PRC)
100%
Guizhou Dayun (PRC)
Dayun Coal Mine
100%
Bijie Feishang (PRC)
1%
99%
Jinsha Juli (PRC)
100%
Shenzhen Chixin (PRC)

Set forth below is the Company’s corporate structure immediately after the completion of the Spin-off:

LI Feilie
100%
1.2%
Laitan Investment (BVI)
100%
Feishang (BVI)
58.13%
TAM Cheuk Ho
1.13%
WONG Wah On Edward
1.61%
Other public shareholders
37.93%
CHNR (BVI)
Metal mining operations(7)
Our Company (BVI)
100%
Smartact (Hong Kong)
100%
Guizhou Fuyuantong (PRC)
100%
Guizhou Puxin (PRC)
99%(1)
Liujiaao Coal (PRC)
Zhulinzhai Coal Mine
99%(2)
Gouchang Coal (PRC)
Gouchang Coal Mine
99%(3)
Xinsong Coal (PRC)
Liujiaba Coal Mine
99%(4)
Dayuan Coal (PRC)
Dayuan Coal Mine
70%(5)
Baiping Mining (PRC)
Baiping Coal Mine
70%(6)
Guizhou Yongfu (PRC)
Yongsheng Coal Mine
100%
Yangpu Dashi (PRC)
100%
Guizhou Dayun (PRC)
Dayun Coal Mine
100%
Bijie Feishang (PRC)
1%
99%
Jinsha Juli (PRC)
100%
Shenzhen Chixin (PRC)